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                                                                      EXHIBIT 99

           O\\2\\Micro Reports Record Third Quarter Sales and Earnings

Santa Clara, CA and George Town, Grand Cayman, October 29, 2003. O\\2\\Micro(R) International Limited (Nasdaq: OIIM), a leading supplier of innovative power management and security ICs to mobile computer and communications manufacturers, reported its financial results today for the third quarter ended September 30, 2003.

Net sales for the third quarter were $23.2 million for O\\2\\Micro. Third quarter revenue of $23.2 million was an increase of 11% over the preceding quarter, and 29% over the comparable quarter of the prior year. Earnings per share for the third quarter, fully diluted, were 10 cents per share, compared to 6 cents per share in the preceding quarter, and 7 cents in the comparable quarter of the prior year.

Net income for the third quarter of $3,959,000 was an increase of 62% from the preceding quarter, and an increase of 56% from the net income for the comparable quarter of the prior year. Third quarter R&D expenditures were $4,845,000, an increase of 0% over the preceding quarter, and an increase of 2% over the comparable quarter of the prior year.

"We are very pleased with Q3 results. Our new products are seeing good market acceptance plus O\\2\\Micro was able to continue its trend of market diversification," said Sterling Du, Chairman and CEO of O\\2\\Micro.

Conference Call: O\\2\\Micro will hold its third quarter conference call today at 2:00 p.m. PST, 5:00 p.m. EST. You may participate by dialing (800) 915-4836 or (973) 317-5319 (for International participants). A replay of the call will be available by phone until November 5/th/ by dialing (800) 428-6051 or (973) 709-2089 (for International participants), passcode #307035. A live simulcast will also be available on the company website at www.o2micro.com, and an online replay will be available on the site for one week.

About O\\2\\Micro

Founded in April 1995, O\\2\\Micro designs, develops and markets innovative power management and security components for mobile communication, computer, information appliance, and LCD products. Products include AudioDJ(R), SuperDJ(R), SmartCardBus(R) for secure on line e-commerce, 4-in-1
MemoryCardBus(TM), E-Guardian, Intelligent Lighting and Battery Management IC's.

O\\2\\Micro International maintains an extensive portfolio of intellectual property with 1222 patent claims granted, and over 5000 more pending. The company maintains offices worldwide. Additional company and product information can be found on the company website at www.O2Micro.com.

Statements made in this release that are not historical, including statements regarding O2Micro's or management's intentions, hopes, beliefs, expectations, representations,

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projections, plans or predictions of the future, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties that may cause actual results to differ materially from those set forth in these statements. Factors that could cause actual results to differ materially include risks and uncertainties such as reduced demand for products of electronic equipment manufacturers which include O2Micro's products due to adverse economic conditions in general or specifically affecting O2Micro's markets, technical difficulties and delays in the developments process, and errors in the products. You are also referred to the Form F-1 in connection with the company's initial public offering in August 2000, Form F-3 in connection with the company's public offering in November 2001, and the annual reports on Form 20-F, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements. The company assumes no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Contact Information:
Gil Goodrich
Director of Investor Relations, O\\2\\Micro
Phone: 408.987.5920 x8013
Email: gil.goodrich@o2micro.com

               O\\2\\Micro International Limited and Subsidiaries

   Consolidated Statements of Operations and Comprehensive Income (Unaudited)

              (In Thousand U.S. Dollars, Except Per Share Amounts)

                                      Three Months Ended     Nine Months Ended
                                         September 30,         September 30,
                                     --------------------   --------------------
                                       2003       2002         2003      2002
                                     ---------  ---------   ---------  ---------

NET SALES                            $  23,193   $ 18,024   $  63,429  $  51,794

COST OF SALES                           10,042      7,269      27,649     20,407
                                     ---------  ---------   ---------  ---------

GROSS PROFIT                            13,151     10,755      35,780     31,387
                                     ---------  ---------   ---------  ---------

OPERATING EXPENSES
Research and development                 4,845      4,750      14,600     13,948
Selling, general and administrative      4,559      3,284      13,197      8,796
Stock - based compensation                   -          9           -         42
                                     ---------  ---------   ---------  ---------
Total Operating Expenses                 9,404      8,043      27,797     22,786
                                     ---------  ---------   ---------  ---------

INCOME FROM OPERATIONS                   3,747      2,712       7,983      8,601
                                     ---------  ---------   ---------  ---------

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
NONOPERATING INCOME (EXPENSES)
Interest income                                                 379          374         952       1,489
Impairment loss on investment in shares of stocks                 -         (254)        (17)       (483)
Interest expenses                                                 -           (1)         (1)         (3)
Exchange gain (loss)                                            367          (97)        453          83
Other - net                                                     (32)         166        (112)        202
                                                          ---------    ---------   ---------   ---------
Total Nonoperating Income                                       714          188       1,275       1,288
                                                          ---------    ---------   ---------   ---------

INCOME BEFORE INCOME TAX                                      4,461        2,900       9,258       9,889

INCOME TAX EXPENSES                                             502          355       1,173       1,307
                                                          ---------    ---------   ---------   ---------

NET INCOME                                                    3,959        2,545       8,085       8,582

OTHER COMPREHENSIVE GAIN (LOSS)
Translation adjustments on subsidiaries                          54          (32)        (90)         71
Unrealized gain (loss) on available-for-sale securities         185           (3)        344         (68)
                                                          ---------    ---------  ----------   ---------
Total Other Comprehensive Gain (Loss)                           239          (35)        254           3
                                                          ---------    ---------  ----------   ---------

COMPREHENSIVE INCOME                                      $   4,198    $   2,510   $   8,339   $   8,585
                                                          =========    =========   =========   =========

EARNINGS PER SHARE:
Basic                                                     $    0.10    $    0.07   $    0.21   $    0.22
                                                          =========    =========   =========   =========
Diluted                                                   $    0.10    $    0.07   $    0.21   $    0.21
                                                          =========    =========   =========   =========

SHARES USED IN EARNINGS PER SHARE CALCULATION:
Basic (in thousands)                                         38,341       38,361      38,217      38,362
                                                          =========    =========   =========   =========
Diluted (in thousands)                                       39,845       39,073      39,390      40,232
                                                          =========    =========   =========   =========


               O\\2\\Micro International Limited and Subsidiaries
                           Consolidated Balance Sheets

                (In Thousand U.S. Dollars, Except Share Amounts)

                                                  September 30,    December 31,
ASSETS                                                2003             2002
------                                            -------------    ------------
                                                   (Unaudited)

CURRENT ASSETS
Cash and cash equivalents                            $ 52,028        $ 69,334
Restricted cash                                         1,892           2,019
Short-term investments                                 60,431          42,675
Accounts receivable - net                              10,502           7,595
Inventories                                            10,741           6,967
Prepaid expenses and other current assets               2,772           2,891
                                                     --------        --------

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
Total Current Assets                                                    138,366      131,481
                                                                      ---------    ---------

INVESTMENT IN SHARES OF STOCKS                                            7,865        5,985
                                                                      ---------    ---------

FIXED ASSETS - NET                                                        5,141        5,611
                                                                      ---------    ---------

OTHER ASSETS
Restricted assets - net                                                   7,643            -
                                                                      ---------    ---------
Convertible loans to 360(degrees) Web Ltd.                                    -        1,750
                                                                      ---------    ---------
Other Assets                                                              1,562        1,009
                                                                      ---------    ---------

TOTAL ASSETS                                                          $ 160,577    $ 145,836
                                                                      =========    =========

LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------

CURRENT LIABILITIES
Notes and accounts payable                                            $   7,399    $   5,202
Income tax payable                                                        2,572        1,957
Current portion of obligations under capital lease                            2            7
Accrued expenses and other current liabilities                            5,556        3,522
                                                                      ---------    ---------
Total Current Liabilities                                                15,529       10,688
                                                                      ---------    ---------

OBLIGATIONS UNDER CAPITAL LEASE - NET OF CURRENT PORTION                      -            -
                                                                      ---------    ---------

Total Liabilities                                                        15,529       10,688
                                                                      ---------    ---------

CONTINGENCIES AND COMMITMENTS

SHAREHOLDERS' EQUITY
Preference shares at $0.001 par value per share                               -            -
Ordinary shares at $0.001 par value per share
     Authorized - 95,000,000 shares
     Issued - 38,348,546 shares as of September 30, 2003 and
     38,857,094 shares including 720,700 shares of treasury
     stock as of December 31, 2002, respectively                             38           39
Treasury Stock                                                                -       (6,823)
Additional paid-in capital                                              132,431      133,016
Accumulated other comprehensive loss                                       (438)        (692)
Retained earnings                                                        13,017        9,608
                                                                      ---------    ---------
Total Shareholders' Equity                                              145,048      135,148
                                                                      ---------    ---------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                            $ 160,577    $ 145,836
                                                                      =========    =========

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